NORTHGATE’S FOSTERVILLE GOLD MINE TO TRANSITION TO OWNER MINING

Appointment of Australian Operations Executive General Manager

VANCOUVER, February 25, 2008 – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) is pleased to announce that it has entered into an agreement with MG Mining Services Pty Ltd (MG Mining) to transition to "Owner Mining" at its Fosterville Gold mine near Bendigo, Australia. All underground mining activities at the site had previously been carried out by MG Mining, a privately-owned Australian mining contractor. Under the agreement, all mining activities at the site have immediately been placed under the direct supervision of Northgate’s management team at Fosterville and the company expects the transition of mining personnel and equipment from MG Mining to Northgate to be completed by June 30, 2008.

Northgate is also pleased to announce the appointment of Mr. Luc Guimond to the position of Executive General Manager of its Australian operations effective March 10, 2008. In this role, Mr. Guimond will oversee the integration and management of Northgate’s two new underground gold mines in Victoria, Australia. Mr. Guimond brings over 20 years of underground mine management and engineering experience to Northgate’s Australia team.

To assist in the integration of its recently acquired Australian mines, Northgate’s Chief Operating Officer, Mr. Peter MacPhail, has relocated to Victoria to take on the position of Managing Director of Northgate Australia Ventures Corporation, a wholly-owned subsidiary of Northgate. Mr. MacPhail and Mr. Guimond will work closely with the existing operating teams at the Fosterville and Stawell mines on various strategic initiatives including an aggressive exploration program at Stawell, the gold recovery enhancement project at Fosterville and the aforementioned conversion to Owner Mining.

Ken Stowe, President and CEO, commented; "I am very pleased that we have quickly reached an agreement with MG Mining to move to Owner Mining at Fosterville. Northgate considers this to be an important and logical step in the long-term strategic development of the Fosterville Gold mine. At the same time, I would like to thank MG Mining for their considerable efforts over the past two years and their continuing support over the next few months during the transition period."

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NORTHGATE MINERALS CORPORATION is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. The company is forecasting over 400,000 ounces of unhedged gold production in 2008 and is targeting steady production growth through further acquisition opportunities in stable mining jurisdictions around the world. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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FORWARD-LOOKING STATEMENTS:

This news release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Northgate Minerals Corporation ("Northgate") including those related to future financial and operating performance and those related to Northgate’s future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the corporations’ ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; fluctuations in foreign exchange rates and interest rates, impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, and success of exploration activities and permitting time lines; In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate’s Annual Information Form for the year ended December 31, 2006 or under the heading "Risks and Uncertainties" in Northgate’s 2006 annual report, both of which are available on SEDAR at www.sedar.com, and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. Neither corporation undertakes any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law.

For further information, please contact:

Ms. Keren R. Yun
Investor Relations
Tel: 416-216-2781 Email: ngx@northgateminerals.com Website: www.northgateminerals.com

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